February 2008
Pricing Sheet dated February 29, 2008 relating to
Amendment No. 1 to Preliminary Terms No. 544 dated February 26, 2008 to
Registration Statement No. 333-131266 Filed pursuant to Rule 433

I N T E R E S T   R A T E   S T R U C T U R E D   P R O D U C T S

Senior Floating Rate Notes due March 12, 2015
U.S. Inflation Index Linked Notes
PRICING TERMS– FEBRUARY 29, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$12,000,000. May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	February 29, 2008
Original issue date:	March 12, 2008 (the eighth business day following the pricing date)
Maturity date:	March 12, 2015
Interest Accrual Date:	March 12, 2008
Principal protection:	100%
Interest:	See “Interest Rate” on page 2 of the accompanying preliminary terms and “Initial interest rate” below.
Initial interest rate:	6.00% from and including the original issue date to but excluding June 12, 2008 (“the initial interest reset date”).
Spread:	2.00%
Minimum interest rate:	0.00%
Interest payment period:	Monthly
Interest payment dates:
The 12th day of each month, beginning April 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Interest reset dates:	The 12th day of each month, beginning June 2008, whether or not such day is a business day.
Interest determination dates:	Each interest reset date.
Day-count convention:	Actual/Actual
Reporting Service:	Bloomberg CPURNSA
Redemption percentage at maturity:	100%
Redemption:	N/A
Redemption dates:	N/A
Specified currency:	U.S. dollars
Trustee:	The Bank of New York
Calculation agent:	Morgan Stanley Capital Services Inc.
CUSIP:	61745EVB4
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	1.50%	98.50%
Total	$12,000,000	$180,000	$11,820,000

(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Preliminary Terms dated February 26, 2008
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.